Exhibit 4.5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2020.

This MD&A for the three and nine months ended September 30, 2020 and 2019 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the accompanying notes for the three and nine months ended September 30, 2020 and 2019, as well as with our audited annual consolidated financial statements along with the related notes thereto for the year ended December 31, 2019. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

Comparative figures have been reclassified to conform to the current period classification, where applicable.

This MD&A is dated as of November 11, 2020.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward- looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding industry trends; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•	the Company’s ability to execute its growth strategies;

•	the impact of changing conditions in the global corporate e-learning market;

•	increasing competition in the global corporate e-learning market in which the Company operates;

•	fluctuations in currency exchange rates and volatility in financial markets;

•	the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;

•	changes in the attitudes, financial condition and demand of our target market;

•	developments and changes in applicable laws and regulations; and

•

such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 11, 2020 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 2,000 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy and London, United Kingdom. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Our cloud platform currently consists of three interrelated modules: (i) “Docebo Learn”; (ii) “Docebo Discover, Coach & Share”; and (iii) “Docebo Extended Enterprise”. Docebo Learn, our foundational module, helps learning administrators centralize, organize and distribute learning content, track certifications and measure results with customer analytics. Docebo Discover, Coach & Share provides learners with access to social learning by encouraging the sharing of knowledge through formal, social, interactive and experiential learning across an organization. Docebo Extended Enterprise allows businesses to manage multiple portals for different audiences with their own administration, branding and authentication, which demonstrates our commitment to our customers’ success. Additional products within our platform include: “Docebo for Salesforce”, “Docebo Embed (OEM)” and “Docebo Mobile App Publisher”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise.

In November 2019, Docebo announced the launch of “Docebo Virtual Coach”, “Docebo Mobile Pages” and “Docebo Discover”. Docebo Virtual Coach is an AI-powered assistant that engages with learners through a conversational user interface that sends push notifications about content or learning activities to be completed and makes personalized content recommendations, amongst other tasks. Docebo Mobile Pages gives administrators the ability to develop tailor-made mobile learning environments for different groups of learners on their platform with a drag-and-drop, widget-based interface. Docebo Discover uses AI to curate high-quality, highly personalized learning content based on the skills that learners want to develop for customers on the Docebo Discover, Coach & Share module.

We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on an annual basis. We offer our customers the flexibility to choose annual or multi- year contract terms, with the majority of our enterprise customers choosing between one to three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of end learners in the customer’s organization and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to fluctuations in Canadian dollar or other European currency denominated revenues and expenses.

On October 1, 2019, the Company filed articles of amendment to effect the change of the Company’s name from “Docebo Canada Inc.” to “Docebo Inc.” and to split all of its issued and outstanding common shares on the basis of 100 common shares for every one common share outstanding (the “Share Split”). All share and per share amounts for all periods presented in the MD&A and the Company’s unaudited condensed consolidated interim financial statements have been adjusted retrospectively to reflect the Share Split.

On October 8, 2019, the Company completed an initial public offering (“IPO”) and its shares began trading on the Toronto Stock Exchange under the symbol “DCBO”.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this MD&A include “Annual Recurring Revenue”, “Adjusted EBITDA” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer (“OEM”) contracts) as at the date being measured, excluding non-recurring implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. All the customer contracts, including those for one-year terms, automatically renew unless cancelled by our customers. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our target on a go-forward basis.

Annual Recurring Revenue was as follows as at September 30:

	2020	2019	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	64.6	41.7	22.9	55%

Adjusted EBITDA

Adjusted EBITDA is used by management as a supplemental measure to review and assess operating performance and, in conjunction with the financial statements, provides a more comprehensive picture of factors and trends affecting our business. Management believes that Adjusted EBITDA is a useful measure of operating performance and our ability to generate cash-based earnings, as it provides a useful view of operating results by excluding the effects of financing and investing activities which removes the effects of interest, depreciation and amortization expenses as non-cash items that are not reflective of our underlying business performance, and other one-time or non-recurring expenses. The Company defines Adjusted EBITDA as net loss excluding taxes (if applicable), net finance expense, depreciation and amortization, loss on change in fair value of convertible promissory notes, loss on disposal of assets (if applicable), share-based compensation, transaction related expenses and foreign exchange gains and losses. Management believes that these adjustments are appropriate in making Adjusted EBITDA an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. Adjusted EBITDA does not have a standardized meaning under IFRS and is not a measure of operating income, operating performance or liquidity presented in accordance with IFRS and is subject to important limitations. The Company’s definition of Adjusted EBITDA may be different than similarly titled measures used by other companies.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Net loss	(1,158)	(3,742)	(3,913)	(8,615)
Finance expense, net(1)	78	228	37	707
Depreciation and amortization(2)	279	207	771	594
Income tax expense	445	449	754	449
Loss on change in fair value of convertible promissory notes(3)	—	—	—	776
Share-based compensation(4)	512	99	1,317	251
Other income(5)	(19)	(18)	(57)	(57)
Foreign exchange (gain) loss(6)	440	148	(1,607)	102
Transaction related expenses(7)	—	1,241	—	1,241

Adjusted EBITDA	577	(1,388)	(2,698)	(4,552)

Notes:

(1)

Finance expense for the three and nine months ended September 30, 2019 is primarily related to interest and accretion expense on the secured debentures and convertible promissory notes. As these were repaid in October 2019 with the net proceeds from the IPO, no further interest expenses on debt have been incurred during the three and nine months ended September 30, 2020. In fiscal 2020 interest income was earned on the net proceeds from the IPO as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on lease obligations.

(2)	Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”) and property and equipment.

(3)

These costs are related to the change in valuation of our convertible promissory notes from period to period, which is a non-cash expense and is thus not indicative of our operating profitability. These costs should be adjusted for in accordance with management’s view of Adjusted EBITDA as an approximation of cash-based earnings from operations before capital replacement, financing, and income tax charges. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes and the Company does not currently intend to issue any additional convertible promissory notes.

(4)	These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.

(5)	Other income is primarily comprised of rental income from subleasing office space.

(6)	These non-cash gains and losses relate to foreign exchange (gain) loss.

(7)

These expenses are related to our IPO and include professional, legal, consulting and accounting fees that are non-recurring and would otherwise not have been incurred and are not considered an expense indicative of continuing operations.

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less additions to property and equipment and non- current assets. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flow used in operating activities	455	(1,893)	(1,891)	(1,089)
Additions to property and equipment and non-current assets	(595)	(93)	(991)	(306)

Free Cash Flow	(140)	(1,986)	(2,882)	(1,395)

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the Annual Information Form dated March 11, 2020.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

The Company’s functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our Annual Information Form dated March 11, 2020 for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the recent global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the recent outbreak of COVID-19 in early 2020 may adversely affect our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America. All of our offices currently remain closed with employees working remotely. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the company and it is managed globally through global department heads. As a result, we believe that we have one reporting segment, being the consolidated company. Over time, this may change as the company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•

Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. All the customer agreements, including those for one-year terms, automatically renew unless cancelled by our customers. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the life of a contract, commencing on the in-service date and terminating on the end date of the agreement.

•

Professional Services. Our clients generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and are usually delivered during the 90 days immediately following the effective date of the customer agreement. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided and proportionately to the work performed.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to hosting our learning platform and related products and the delivery of professional services. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees.

Operating Expenses

Our primary operating expenses are as follows:

•

General and Administrative. General and administrative expenses are comprised primarily of employee salaries and benefits expenses for our administrative, finance, legal and human resources teams, software, rent, travel and general office and administrative expenses, consulting and professional fees and credit impairment losses. As a result of COVID-19, we have seen a significant reduction in travel and entertainment spend in the last two quarters. While we expect such significant reduction to be temporary, we do not anticipate the travel and entertainment spend to return to previous levels.

•

Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits related to our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. To implement our growth strategy, we intend to continue to grow our sales and marketing teams. While these expenses may fluctuate from year to year as the Company continues to grow, we expect sales and marketing expenses to increase consistent with our overall growth.

•

Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits related to our research and development team, consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement in our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they would decline as a percentage of revenue.

•

Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options and the deferred share units (“DSUs”). The Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs.

•

Foreign Exchange (Gain)/Loss. Foreign exchange (gain)/loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•

Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment and amortization of ROU assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets relate to the adoption of IFRS 16 on January 1, 2019 which requires all major leases to be recognized on the statement of financial position.

Other Expenses

•

Loss on Change in Fair Value of Convertible Promissory Notes. These costs include costs with respect to the change in valuation of the Company’s convertible promissory notes from period to period. In May 2019, these convertible promissory notes were converted into common shares and there will be no further impact on our results of operations from such convertible promissory notes.

•	Finance Expense. These costs include interest on secured debentures, interest on convertible promissory notes, interest on lease obligations, interest income and bank fees.

•	Other Income. Other income is primarily comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of loss and comprehensive loss for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	16,096	10,586	44,161	29,145

Cost of revenue	2,883	2,110	8,564	6,058

Gross profit	13,213	8,476	35,597	23,087

Operating expenses
General and administrative	3,575	3,219	11,260	9,342
Sales and marketing	5,796	5,711	17,559	13,104
Research and development	3,265	2,175	9,476	6,434
Share-based compensation	512	99	1,317	251
Foreign exchange (gain) loss	440	148	(1,607)	102
Depreciation and amortization	279	207	771	594

	13,867	11,559	38,776	29,827

Operating loss	(654)	(3,083)	(3,179)	(6,740)

Finance expense, net	78	228	37	707
Loss on change in fair value of convertible promissory notes	—	—	—	776
Other income	(19)	(18)	(57)	(57)

Loss before income taxes	(713)	(3,293)	(3,159)	(8,166)

Income tax expense	445	449	754	449

Net loss for the year	(1,158)	(3,742)	(3,913)	(8,615)

Other comprehensive loss
Item that may be reclassified subsequently to income:
Foreign currency translation loss (gain)	117	(471)	2,035	(69)
Item not subsequently reclassified to income:
Actuarial loss	—	10	—	30

	117	(461)	2,035	(39)

Comprehensive loss	(1,275)	(3,281)	(5,948)	(8,576)

Loss per share - basic and diluted	(0.04)	(0.16)	(0.14)	(0.37)
Weighted average number of common shares outstanding - basic and diluted	28,748,652	23,760,149	28,560,806	23,122,698

Review of Operations for the three and nine months ended September 30, 2020 and 2019

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	15,101	9,802	5,299	54%	40,699	26,036	14,663	56%
Professional Services	995	784	211	27%	3,462	3,109	353	11%

Total Revenue	16,096	10,586	5,510	52%	44,161	29,145	15,016	52%

Revenue increased from $10.6 million to $16.1 million or 52% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year. For the nine months ended September 30, 2020 and 2019 revenues were $44.2 million and $29.1 million, respectively, an increase of $15.0 or 52%. In both periods, the significant revenue increase was primarily attributable to revenue from new customers, as well as up-selling to existing customers, as the number of customers rose from 1,632 as at September 30, 2019 to 2,025 as at September 30, 2020 and the average contract value per customer increased from approximately $26 as at September 30, 2019 to approximately $32 as at September 30, 2020. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers. All references to the number of customers or companies we serve is based on contracted customers.

Historically, in calculating average contract value, all references to the number of customers or companies we serve included separate accounts per customer based on their installation(s) count. For the third quarter of the fiscal year ended December 31, 2020 and going forward, any separate accounts that our customers may have will be aggregated and counted as one customer based on the contracted customer for the purposes of calculating our average contract value to provide a more precise understanding of this metric. The following table outlines our average contract value from the start of fiscal year 2019 using this updated calculation method and historically reported values:

	Q1 2019	Q2 2019		Q3 2019		Q4 2019	Q1 2020	Q2 2020
	$	$		$		$	$	$
Updated Methodology
Number of customers	1,491	1,549		1,632		1,725	1,831	1,923
Average contract value (in thousands of US dollars)	$22,468	$23,848		$25,551		$27,362	$28,454	$29,616

As Previously Reported
Number of customers	1,596	1,651	[1]	1,712	[1]	1,808	1,938	2,046
Average contract value (in thousands of US dollars)	$20,990	$22,374		$24,357		$26,106	$26,883	$27,835

[1]	Includes number of customers from OEM contracts

Subscription revenue increased from $9.8 million to $15.1 million or 54% in the third quarter of 2020 as compared to the same quarter in 2019 and from $26.0 million to $40.7 million or 56% for the nine months ended September 30, 2020 as compared to the same period in the prior year. Revenues from professional services increased by $0.2 million or 27% in the third quarter of 2020 as compared to the same quarter in 2019 and increased by $0.4 million or 11% for the nine months ended September 30, 2020 as compared to the same period in the prior year.

Cost of Revenue

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	2,883	2,110	773	37%	8,564	6,058	2,506	41%
Percentage of total revenue	17.9%	19.9%			19.4%	20.8%

Cost of revenue increased from $2.1 million to $2.9 million or 37% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased by $2.5 million to $8.6 million or 41% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. The period over period absolute increases in cost of revenue were closely related to the increase in revenue. Included in cost of revenue are web hosting fees that include a base amount per customer plus fees that are directly related to utilization of the platform. We continue to work closely with our hosting solution provider Amazon Web Services to optimize our platform architecture and related costs.

Gross Profit

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	13,213	8,476	4,737	56%	35,597	23,087	12,510	54%
Percentage of total revenue	82.1%	80.1%			80.6%	79.2%

Gross profit, being revenue less cost of revenues, increased from $8.5 million to $13.2 million and improved from 80.1% of revenue to 82.1% of revenue for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019. For the nine months ended September 30, 2020, gross profit increased from

$23.1 million to $35.6 million and improved from 79.2% to 80.6% as compared to the prior year’s equivalent nine month comparative period. The improvement is primarily due to professional service revenue being a lower percent of total revenue in the current period quarter (cost of goods is higher for professional service revenue than it is for subscription revenue) and realization of some benefit of scale in our infrastructure cost. As we continue to grow our revenues, we anticipate that we will continue to realize an improved gross profit margin, but the incremental benefits will reduce over time.

Operating Expenses

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	3,575	3,219	356	11%	11,260	9,342	1,918	21%
Sales and marketing	5,796	5,711	85	1%	17,559	13,104	4,455	34%
Research and development	3,265	2,175	1,090	50%	9,476	6,434	3,042	47%
Share-based compensation	512	99	413	417%	1,317	251	1,066	425%
Foreign exchange (gain) loss	440	148	292	197%	(1,607)	102	(1,709)	(1,675)%
Depreciation and amortization	279	207	72	35%	771	594	177	30%

Total operating expenses	13,867	11,559	2,308	20%	38,776	29,827	8,949	30%

General and Administrative Expenses

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	3,575	3,219	356	11%	11,260	9,342	1,918	21%
Percentage of total revenue	22.2%	30.4%			25.5%	32.1%

General and administrative expenses increased from $3.2 million to $3.6 million or 11% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased from $9.3 million to $11.3 million or 21% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. Historically, higher salaries and benefits and office costs from an increase in personnel required to support the Company’s growing operations as well as increased costs of compliance associated with being a public company, including increased accounting and legal expenses, resulted in an increase in general and administrative expenses. As compared to the third quarter in 2019, the Company experienced a decrease in travel and personnel related expenses due to Company safety initiatives implemented during COVID-19, as well as lower professional and consulting fees related to accounting, legal and consulting fees as a result of IPO costs incurred in the third quarter of 2019. Our general and administrative expenses as a percentage of total revenue decreased from 30.4% to 22.2% for the three months ended September 30, 2019 and September 30, 2020, respectively, and decreased from 32.1% to 25.5% from the nine months ended September 30, 2020 to nine months ended September 30, 2019.

Sales and Marketing Expenses

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	5,796	5,711	85	1%	17,559	13,104	4,455	34%
Percentage of total revenue	36.0%	53.9%			39.8%	45.0%

Sales and marketing expenses increased slightly from $5.7 million to $5.8 million or 1% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased from $13.1 million to $17.6 million or 34% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions and reflects an increase in the number of employees and related employee salaries and wages offset by savings in conferences, travel and marketing spend as a result of the impact from COVID-19 in the current fiscal year . These additional employees are required to support our sales expansion in new markets, as well as servicing the growing customer base. We will continue to add staff in this area and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. We are monitoring the economic outlook as a result of the global pandemic and while the systemic impact it may have is difficult to determine, we expect to grow our subscriptions base for the remainder of the year. As a result of the economic uncertainty, we will cautiously increase our headcount in our Sales and Marketing group over the remainder of the year. Our sales and marketing expenses as a percentage of total revenue decreased from 53.9% to 36.0% for the three months ended September 30, 2019 and September 30, 2020, respectively, and decreased from 45.0% to 39.8% for the nine months ended September 30, 2020 to nine months ended September 30, 2019.

Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will diminish. Our long term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.

Research and Development Expenses

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Research and development	3,265	2,175	1,090	50%	9,476	6,434	3,042	47%
Percentage of total revenue	20.3%	20.5%			21.5%	22.1%

Research and development expenses increased from $2.2 million to $3.3 million or 50% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased from $6.4 million to $9.5 million or 47% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. The increase in both period comparatives was due to the Company’s continued focus on maintaining and improving its platform and developing related new products. The majority of the increase in costs related to an increase in employees resulting in higher salaries and wages. On an absolute basis, research and development expenses will continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology and builds new features on the current platform but will decrease as a percent of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 20.5% to 20.3% for the three months ended September 30, 2019 and September 30, 2020, respectively, and decreased from 22.1% to 21.5% for the nine months ended September 30, 2020 to nine months ended September 30, 2019.

Share-Based Compensation

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	512	99	413	417%	1,317	251	1,066	425%
Percentage of total revenue	3.2%	0.9%			3.0%	0.9%

Share-based compensation expense increased from $99 to $512 or 417% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased from $251 to $1,317 or 425% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. The increase is primarily due to additional stock options granted in the first three quarters of 2020 along with quarterly DSU expenses.

Foreign Exchange (Gain)/Loss

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange (gain) loss	440	148	292	197%	(1,607)	102	(1,709)	(1,675)%
Percentage of total revenue	2.7%	1.4%			(3.6)%	0.3%

Foreign exchange (gain)/loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the IPO completed on October 8, 2019 and the bought deal offering completed on August 27, 2020 in short-term investments denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar, the Company’s functional currency, we have experienced fluctuations in unrealized foreign exchange (gain)/loss in fiscal 2020.

Depreciation and Amortization

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	279	207	72	35%	771	594	177	30%
Percentage of total revenue	1.7%	2.0%			1.7%	2.0%

Depreciation and amortization expense increased from $207 to $279 or 35% for the three months ended September 30, 2020 as compared to the equivalent period in the prior year and increased from $594 to $771 or 30% for the nine months ended September 30, 2020 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense is primarily due to continued growth of the Company’s personnel resulting in expansion of office space and leases, as well as furniture and fixtures.

Non-operating Items

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Change	Change	2020	2019	Change	Change
	$	$	$	%	$	$	$	%
Finance expense, net	78	228	(150)	(66)%	37	707	(670)	(95)%
Loss on change in fair value of convertible promissory notes	—	—	—	—%	—	776	(776)	(100)%

Other income	(19)	(18)	(1)	6%	(57)	(57)	—	—%

Finance Expense

Finance expense decreased from $228 to $78 for the three months ended September 30, 2020 as compared to the equivalent period in the prior year. In the first two quarters of 2019, interest was being paid on issued and outstanding secured debentures and convertible promissory notes. In October 2019, all debt facilities were repaid with the proceeds from the IPO. The remaining proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less, and earning interest income.

Loss on Change in Fair Value of Convertible Promissory Notes

Loss on change in fair value of convertible promissory notes is related to the change in fair value of the convertible promissory notes being driven by the increase in value of common shares of the Company. In May 2019, these convertible promissory notes were converted into common shares. There will be no further impact on our results of operations from such convertible promissory notes.

Other Income

Other income is primarily comprised of rental income from subleasing office space and has remained relatively consistent period over period.

Selected Annual Information

	2019 $	2018 $	2017 $
Revenue	41,443	27,074	17,126
Net loss for the year	(11,914)	(11,651)	(8,240)
Net loss attributable to equity owners of the Company	(11,914)	(11,272)	(7,314)
Loss per share - basic and diluted	(0.49)	(0.52)	(0.43)
Total assets	63,860	13,300	9,502
Total liabilities	32,479	30,076	4,194

Revenue

For the years ended December 31, 2019 and 2018, revenues were $41.4 million and $27.1 million, respectively. In each fiscal year, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,427 as at December 31, 2018 to 1,725 as at December 31, 2019 and the average contract value per customer increased from approximately $21 as at December 31, 2018, to approximately $27 as at December 31, 2019. Average contract value is calculated as total ARR divided by the number of contracted customers. Professional services revenue increased by $1.0 million or 30% in 2019 as compared to 2018. Increase in revenue attributed to professional services is primarily associated with sales of new subscriptions.

Net Loss

For the years ended December 31, 2019 and 2018, net loss was $11.9 million and $11.7 million, respectively. In each fiscal year, the increase in net loss was primarily attributable to the increase in operating expenses of $43.0 million and $30.4 million for the years ended December 31, 2019 and 2018, respectively. The increase in operating expenses for each year presented was consistent with increases in revenue, and was primarily due to higher salaries and benefits related to an increase in headcount, other operating costs required to support the Company’s growing operations and an increase in consulting and professional fees as a result of the IPO. Net loss in Fiscal 2019 and 2018 also increased due to recognition of loss on change in fair value of convertible promissory notes in the amount of $776 and $2,083, respectively.

Total Assets

Total assets increased $50.6 million or 380% from Fiscal 2019 to Fiscal 2018, with cash and cash equivalents accounting for $42.5 million of the increase, largely due to the proceeds raised from the IPO. Trade and other receivables increased by $4.0 million reflecting growth in revenue. The Company also recognized ROU assets of $2.4 million and net investment in finance lease of $0.4 million as at December 31, 2019 from the adoption of IFRS 16 on January 1, 2019.

Total Liabilities

Total liabilities increased $2.4 million or 8% from Fiscal 2019 to Fiscal 2018. The main drivers of the increase was deferred revenue and lease obligations, increasing $5.3 million and $3.4 million, respectively. The growth in sales of our subscription revenue offering resulted in an increase of deferred revenue while the adoption of IFRS 16 resulted in the lease obligations in Fiscal 2019 related to obtaining ROU assets. Additionally, trade and other payables increased by $2.8 million due to increased expenses incurred with the Company’s growth and employee benefit obligations increased by $0.5 million due to an increase in the provision and actuarial loss slightly offset by a decrease in payments. These increases were partly offset by a decrease in borrowings of $9.3 million through repayment of the secured debentures and convertible promissory notes in Fiscal 2019 from IPO proceeds that were outstanding as of December 31, 2018.

Key Statement of Financial Position Information

	September 30, 2020	December 31, 2019	Change	Change
	$	$	$	%
Cash and cash equivalents	60,835	46,278	14,557	31%
Total assets	88,738	63,860	24,878	39%
Total liabilities	43,740	32,479	11,261	35%
Total long-term liabilities	4,477	3,938	539	14%

Total Assets

September 30, 2020 compared to December 31, 2019

Total assets increased $24.9 million or 39% from December 31, 2019 to September 30, 2020. The majority of the increase was due to cash increasing $14.6 million as a result of net proceeds of $18.1 million from the bought deal offering of common shares offset by cash used to support operating activities and trade and other receivables increasing by $7.6 million reflecting growth in revenue as well as higher annual renewal billings. The Company also recognized additional $1.0 million in contract assets during the first three quarters of 2020, along with $0.7 million in prepaids and deposits for annual software purchases and $0.5 million in property and equipment from office expansion purchases.

Total Liabilities

September 30, 2020 compared to December 31, 2019

Total liabilities increased $11.3 million or 35% from December 31, 2019 to September 30, 2020. The majority of the increase was due to deferred revenue increasing $7.8 million reflecting a corresponding growth in revenue and $2.5 million increase in trade payables. The Company also recognized additional $0.4 million increase in employee benefit obligations as a result of increased headcount.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ending December 31, 2018 to ending September 30, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2020. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2020. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
	$	$	$	$	$	$	$	$
Revenue	16,096	14,535	13,530	12,298	10,587	9,923	8,636	8,050
Net income (loss) before income	(713)	(3,265)	819	(3,139)	(3,293)	(2,336)	(2,538)	(3,160)
Net income (loss) attributable to equity owners of the Company	(1,158)	(3,498)	743	(3,299)	(3,742)	(2,336)	(2,538)	(3,160)
Income (loss) per share - basic	(0.04)	(0.12)	0.03	(0.12)	(0.16)	(0.10)	(0.11)	(0.14)
Income (loss) per share - diluted	(0.04)	(0.12)	0.02	(0.12)	(0.16)	(0.10)	(0.11)	(0.14)

Revenue

Our total quarterly revenue increased sequentially for all periods presented due primarily to increased sales to existing and new customers. The increase in total revenue was due to increases in both subscription revenues and professional services revenue. We cannot assure you that this pattern of sequential growth in revenue will continue.

Net Income

Net income has improved in the third quarter of fiscal 2020 yet remained relatively consistent for each of the preceding periods presented aside from the first quarter of 2020. The income generated in the first quarter of 2020 was primarily attributable to an unrealized gain in foreign exchange experienced due to the weakening of the Canadian dollar. The improvement in the third quarter of fiscal 2020 is a result of higher revenue growth while operating costs have remained relatively consistent throughout fiscal 2020.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations, equity capital raises totaling $70.5 million including proceeds, net of underwriting commissions from our IPO completed on October 8, 2019, net proceeds from the bought deal offering of common shares completed on August 27, 2020 and net debt financing through the Credit Facility (as defined below). Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working capital surplus as at September 30, 2020 was $42.9 million. On July 25, 2019, the Company entered into a revolving term credit facility (the “Credit Facility”) with the Toronto-Dominion Bank, which provides for a maximum availability of up to $15 million all of which was available as at March 31, 2020. Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs. The facility may be drawn in either U.S. or Canadian dollars by way of Canadian prime rate loans, U.S. base rate loans or LIBOR loans bearing interest at the Canadian prime lending rate plus applicable margin, U.S. base rate plus applicable margin or LIBOR for the interest period plus applicable margin.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the IPO.

In addition to cash balances including proceeds, net of issuance costs, of $52.4 million from IPO completed on October 8, 2019 and net proceeds of $18.1 million from the bought deal offering completed on August 27, 2020, the Credit Facility with the availability of up to $15 million may be drawn to meet ongoing working capital requirements. Our principal cash requirements are for working capital. Given our existing cash and cash equivalents and the funds available from the Credit Facility, along with net proceeds obtained from our IPO and bought deal offering, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Bought Deal Offering

On August 27, 2020, the Company completed a new issue and secondary offering on a bought deal basis of its common shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The bought deal offering consisted of an aggregate of 1,725,000 common shares, including the exercise in full by the underwriters of their overallotment option to purchase 225,000 common shares. A total of 500,000 common shares were issued from treasury for gross consideration of $19 million (C$25 million) for the Company, with share issuance costs for the Company amounting to $0.9 million (C$1.2 million). A total of 1,225,000 common shares were sold by the selling shareholders for gross consideration of $46.6 million (C$61.25 million), with the underwriting fees relating to their shares being paid by the selling shareholders.

Base Shelf Prospectus

On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Cash Flows

The following table presents cash and cash equivalents as at September 30, 2020 and 2019, and cash flows from operating, investing, and financing activities for the nine months ended September 30:

	2020 $	2019 $
Cash and cash equivalents	60,835	5,006

Net cash provided by (used in):
Operating activities	(1,891)	(1,089)
Investing activities	(991)	(306)
Financing activities	17,511	2,634
Effect of foreign exchange on cash and cash equivalents	(72)	11

Net increase in cash and cash equivalents	14,557	1,250

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the nine months ended September 30, 2020 were $(1.9) million compared to $(1.1) million for the nine months ended September 30, 2019. Improved EBITDA during fiscal 2020 as compared to the same period in the prior year was mainly due to higher revenue and improvement in our gross margin and general and administrative costs resulting in reduced cash flows used in operating activities. Increase in non-cash working capital items was primarily the result of an increase in trade and other receivables of $5.1 million, prepaids and deposits of $0.5 million, as well as a decrease in trade and other payables of $(1.2) million. The increase in cash outflow was offset by an increase in deferred revenue of $2.6 million. Trade and other receivables and deferred revenue movements are a result of growth from new customers during fiscal 2020. Prepaids and deposits increased primarily due to annual software contract renewals.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2020 were $(1.0) million compared to $(0.3) million for the nine months ended September 30, 2019. The slight increase in cash outflows for investing activities was due to more additions to property and equipment and ROU assets during fiscal 2020 compared to 2019.

Cash Flows from Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2020 were $17.5 million compared to $2.6 million for the nine months ended September 30, 2019. On August 27, 2020, the Company completed a bought deal offering of common shares for net proceeds of $18.1 million resulting in the cash inflow during fiscal 2020. The inflow of cash from financing activities in the first three quarters of 2019 was from the $3.0 million proceeds from issuance of secured debentures in May 2019.

Credit Facility

On July 25, 2019, the Company secured the Credit Facility from Toronto-Dominion Bank (the “Lender”), which provides for the availability of up to $15 million (the “Commitment”) of which $15 million was available as at September 30, 2020. The amount available to be drawn under the Credit Facility from time to time is equal to the lesser of (i) the Commitment and (ii) an amount equal to the trailing one-month consolidated recurring revenue of the Company (“MRR”) multiplied by six multiplied by the trailing 12-month gross retention rate percentage on MRR (which rate shall not exceed 100%), minus the amount of any statutory prior claims then in existence. The Credit Facility will mature on July 25, 2022 (the “Maturity Date”). The Maturity Date may be extended for an additional 364 days, at the discretion of the Lender, upon the Company providing written notice to the Lender requesting such an extension. Interest on the drawn facility is set at LIBOR plus 2.75%. The standby fee on the undrawn balance is 0.50%.

Immediately upon closing of the Credit Facility, $7 million was drawn to repay the secured debentures previously issued to certain shareholders of the Company and certain of their affiliates, being Klass.com Subsidiary LLC; Klass Capital Corporation, an affiliate of Klass.com Subsidiary LLC; Intercap Income Inc., an affiliate of Intercap Equity Inc. and Gresilent Holding Srl, an entity that Claudio Erba beneficially owns and controls or directs.

On October 16, 2019, the Company repaid the full balance of the Credit Facility outstanding of $7 million from the net proceeds of the IPO. As at September 30, 2020, no balance has been drawn from the Credit Facility.

Use of Proceeds from the IPO and the Bought Deal Offering

As a result of the completed IPO on October 8, 2019, the Company raised net proceeds of $52.4 million. With these proceeds, the Company repaid the full balance of the Credit Facility outstanding of $7 million on October 16, 2019. The remaining proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the IPO has not changed from the disclosure set forth in the “Use of Proceeds” section of our Final Prospectus dated October 1, 2019 to the date of this MD&A.

As a result of the completed bought deal offering on August 27, 2020, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.

Contractual Obligations

During the three and nine months ended September 30, 2020, there were no significant changes in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

See “Change in Accounting Policies” below for more details on adoption of IFRS 16.

Related Party Transactions

We have no related party transactions, other than those noted in Note 13 in our unaudited condensed consolidated interim financial statements.

Subsequent Events

On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris Société par Actions Simplifiée (“forMetris”), a leading SaaS-based learning impact evaluation platform based in Paris, France. Docebo has already developed built-in integrations with the forMetris platform and will be launching this new product offering as Docebo Learning Impact, available as part of the Docebo suite of products or as a standalone solution. The forMetris team in Paris, along with its founder and CEO Laurent Balagué, will join Docebo. The transaction will be accounted for as a business combination. Consideration for the purchase is approximately $3,750 consisting of $2,623 in cash and the balance in common shares of the Company. Additional contingent consideration up to an aggregate of $5,250 may be payable over three fiscal years following closing of the acquisition based on achievement of certain revenue milestones.

Due to the limited time between the closing of the acquisition and the issuance of these financial statements, certain business combination disclosures required under IFRS 3, mainly the preliminary purchase price allocation, have not been provided as this information is not yet available. The Company is in the process of assessing the fair values of the assets acquired and liabilities assumed.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts, which are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow.

Impairment losses are charged to general and administrative expense in the consolidated statements of loss and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when it is deemed uncollectible. Starting January 1, 2018, impairment losses for trade and other receivables have been calculated based on the expected credit losses model instead of historical collection evidence as under the previous standards. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than U.S. dollars. The net carrying value of these U.S. denominated balances held in entities with Euro and Canadian dollars as their functional currency as at September 30, 2020 and 2019 presented in U.S. dollars is as follows:

	2020		2019
	Euro $	CAD $	Euro $	CAD $
Cash and cash equivalents	110	46,829	101	929
Trade and other receivables	768	1,249	407	1,003
Trade and other payables	(947)	(42)	(194)	(92)
Borrowings	—	—	—	(7,000)

	(69)	48,036	314	(5,160)

We have not entered into arrangements to hedge our exposure to currency risk.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

Revenue Recognition

The Company derives its revenues from two main sources: SaaS and professional services revenue, which includes services such as initial project management and training, integration and custom development.

As of January 1, 2018, we implemented the new revenue standard which required revenue to be recognized in a manner that depicts the transfer of promised services to customers and at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price; and

•	recognize revenue when, or as, the Company satisfies a performance obligation.

Revenue represents the amount the Company expects to receive for products and services in its contracts with customers, net of discounts and sales taxes. The Company derives revenue from subscription of its product (subscription revenue) comprised of its hosted SaaS and from the provision of professional services including implementation services, technical services and training. Professional services do not include significant customization to, or development of, the software.

The Company recognizes revenue upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services transferred. The Company’s contracts with customers often include multiple products and services. The Company evaluates these arrangements to determine the appropriate unit of accounting (performance obligation) for revenue recognition purposes based on whether the product or service is distinct from some or all of the other products or services in the arrangement. A product or service is distinct if the customer can benefit from it on its own or together with other readily available resources and the Company’s promise to transfer the good or service is separately identifiable from other promises in the contractual arrangement with the customer. Non-distinct products and services are combined with other goods or services until they are distinct as a bundle and therefore form a single performance obligation. Subscription revenue and professional services are generally capable of being distinct for the Company and are accounted for as separate performance obligations.

The total consideration for the arrangement is allocated to the separate performance obligations based on their relative fair value and revenue is recognized for each performance obligation when the requirements for revenue recognition have been met. The Company determines the fair value of each performance obligation based on the average selling price when each performance obligation is sold separately.

Subscription revenue related to the provision of SaaS is recognized ratably over the contract term as the service is delivered. The contract term begins when the service is made available to the customer. The Company applies the time elapsed method to measure progress towards complete satisfaction of subscription revenue performance obligations. The time elapsed provides a faithful depiction of the Company’s performance towards complete satisfaction of its performance obligations as a customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs on a daily basis.

Professional services revenue is recognized over time as services are performed based on the proportion performed to date relative to the total expected services to be performed, which is normally over the first few months of a contract with progress being measured over the implementation and training period. The Company applies labour hours expended which is an input method to measure progress towards complete satisfaction of professional services revenue performance obligations. Labour hours expended relative to the total expected labour hours to be expended provides a faithful depiction of the Company’s performance towards complete satisfaction of the professional services performance obligations as it closely reflects the completion of activities based on budgeted labour hours and the value of the services transferred cannot be measured directly.

The timing of revenue recognition and the contractual payment schedules often differ, resulting in contractual payments being billed before contractual products or services are delivered. Generally, the payment terms are between 30 to 60 days from the date of invoice. The amounts that are billed, but not earned, are recognized as deferred revenue. When products or services have been transferred to customers and revenue has been recognized, but not billed, the Company recognizes and includes these amounts as unbilled trade receivables.

The Company has elected to apply the practical expedient to not adjust the total consideration over the contract term for the effect of a financing component if the period between the transfer of services to the customer and the customer’s payment for these services is expected to be one year or less.

Multi-element or bundled contracts require an estimate of the stand-alone selling price of separate elements. These assessments require judgment by management to determine if there are separately identifiable performance obligations as well as how to allocate the total price among the performance obligations. Deliverables are accounted for as separately identifiable performance obligations if they can be understood without reference to the series of transactions as a whole. In concluding whether performance obligations are separately identifiable, management considers the transaction from the customer’s perspective. Among other factors, management assesses whether the service or product is sold separately by the Company in the normal course of business or whether the customer could purchase the service or product separately.

Convertible Promissory Notes

Convertible promissory notes are classified as fair value through profit or loss. The fair value of convertible promissory notes is based on the underlying value of the equity instruments that the convertible promissory notes are convertible into, which in turn requires estimates of the inherent value of the Company, considering value indicators including recent rounds of financing and market comparable valuation metrics.

Share-based Payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the share-based payment, volatility and dividend yield.

Change in Accounting Policies

Leases

The Company has adopted IFRS 16 with an initial adoption date of January 1, 2019. The Company utilized the modified retrospective approach to adopt the new standard and therefore comparative information has not been restated and continues to be reported under IAS 17, Leases and related interpretations.

IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model requiring lessees to recognize ROU assets and lease liabilities for all major leases. The Company’s accounting policy under IFRS 16 is as follows:

At contract inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right of control for the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a ROU asset and a lease liability at the lease commencement date. The ROU asset primarily relates to office leases and is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of the costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of useful life of the ROU asset or the lease term using the straight-line method as this most closely reflects the expected pattern of the consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain it will exercise such option. In addition, the ROU asset can be periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The weighted- average rate applied is 10%.

Lease liability is measured at the amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset unless it has been reduced to zero. The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and for leases of low value assets.

The lease payments associated with those leases is recognized as an expense on a straight-line basis over the lease term.

When the Company acts as an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the ROU asset arising from the head lease, not with reference to the underlying asset. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the ROU asset. If this is the case, then the lease is accounted for as a net investment in finance lease. If not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the ROU asset.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(In thousands of US dollars)	$

Aggregate lease commitments as disclosed at December 31, 2018	4,181
Less: Recognition exemption for low-value leases.	246
Less: Recognition exemption for short-term leases.	1

Adjusted lease commitments.	3,934

Less: Impact of present value.	751

Opening IFRS 16 lease liability as at January 1, 2019	3,183

The cumulative effect of the changes made to the January 1, 2019 consolidated statement of financial position for the adoption of IFRS 16 is as follows:

(In thousands of US dollars)	December 31, 2018 $	IFRS 16 adjustments $	Balance as at January 1, 2019 $
Assets
Current assets:
Net investment in finance lease	—	85	85
Non-current assets:
Right-of-use-assets, net	—	2,406	2,406
Net investment in finance lease	—	357	357
Liabilities
Current liabilities:
Deferred lease incentives	55	(55)	—
Lease obligations	—	822	822
Non-current liabilities:
Deferred lease incentives	243	(243)	—
Lease obligations	—	2,361	2,361
Equity
Deficit	(48,319)	(38)	(48,357)

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 29,145,207 common shares, 1,542,052 stock options and 44,142 DSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or the Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by the European Central Bank.

	Consolidated Statement of Financial Position	Consolidated Statement of Loss and Comprehensive Loss
Period	Current Rate	Average Rate
Three months ended September 30, 2019	$0.7548	$0.7523
Three months ended September 30, 2020	$0.7469	$0.7386

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the nine months ended September 30, 2020 and 2019.

	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2020
	(as reported)	(as reported)	(FX impact)	(current period amounts applying prior period FX rate)
	$	$	$	$
Revenue	29,145	44,161	86	44,247
Cost of revenue	6,058	8,564	0	8,564
Gross profit	23,087	35,597	86	35,683
Operating expenses	29,827	38,776	440	39,216
Net loss	(8,615)	(3,913)	(364)	(4,277)

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.